JYONG BIOTECH LTD.

23F-3, No. 95, Section 1, Xintai 5th Road

Xizhi District, New Taipei City

Taiwan, 221

December 20, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Suzanne Hayes

Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd.
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-274042

Dear Sir and Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jyong Biotech Ltd. (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 originally filed on August 17, 2023, including all exhibits filed therewith and amendment thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Registration Statement was not declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

/s/ Fu-Feng Kuo
Fu-Feng Kuo
Chairman of the Board and Chief Executive Officer